Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Convening notice dated November 10, 2003

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ/MF nº 33.256.439/0001-39	NIRE 35.300.109.724

A Publicly Held Company

CONVENING NOTICE

The Shareholders are invited to the Extraordinary General Meeting to be held on November 26, 2003 at 10:30 a.m. at the Company’s head office at Av. Brigadeiro Luiz Antônio, 1343 – 9th floor in the City and State of São Paulo for the purpose of deliberating on the following agenda:

(1)	Ratify the acquisition of the total shares of Shell Gás (LPG) Brasil S.A., currently denominated SPGás Distribuidora de Gás S.A, on August 8, 2003, by a subsidiary of the Company, pursuant to the provisions in letter “c”, paragraph II, article 256 of Law 6.404/76.

(2)	Exam and vote on the Executive Board’s proposal, approved by the Board of Directors, to alter the Company’s and its subsidiaries’ management benefits plan, to include therein the option to transfer the usufruct rights under the shares held as treasury stock to management and the eventual sale of the said shares should conditions agreed under the plan be fulfilled.

Documents available to the shareholders:

The documents with respect to the agenda are available in the Company’s Investor Relations Department.

General Instructions:

To participate in the General Meeting, Shareholders must give appropriate evidence of their shareholding status through a share deposit statement issued by the financial institution, acting as the depositary for the preferred book-entry shares and dated up to 2 (two) days prior to the date of the meeting and, in the case of common shares, by examination in the nominative share register.

The shareholders may be represented at the General Meeting by an attorney-in-fact, constituted less than one year previously, being either a Shareholder, a manager of the Company, lawyer, manager of a financial institution or a manager of an investment fund manager, who represents the fund quota holders, the presentation of the respective power of attorney being mandatory. The s aid documentation must be delivered at the Company’s head office, Investor Relations Department by up to 5.30 p.m. on November 24, 2003, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, November 10, 2003.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer